ROYAL BANK OF CANADA TO REPURCHASE
UP TO 7 MILLION COMMON SHARES
TORONTO, June 20, 2006 — Royal Bank of Canada (RY: TSX, NYSE) today announced the launch of its normal course issuer bid to purchase, for cancellation, up to 7 million of its common shares through the facilities of the Toronto Stock Exchange.
     The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.
     The shares that may be repurchased represent approximately 0.5% of the bank’s outstanding common shares. As of June 14, 2006, there were 1,285,583,220 common shares of the bank outstanding.
     Purchases under the normal course issuer bid may commence on June 26, 2006, and continue up to October 31, 2006. The expiry date of October 31, 2006, will enable the bank to align future share repurchase programs with its fiscal reporting period. The amount and timing of any purchases will be determined by the bank.
     As of June 14, 2006, the bank had purchased 9,196,300 common shares, plus 361,928 common shares under plans by trustees or administrators that are not independent of the bank, for a total of $724 million under the bank’s current normal course issuer bid, which will expire on June 23, 2006.

Media contact:
Beja Rodeck, Media Relations, Toronto, (416) 974-5506
Investor contact:
Nabanita Merchant, Investor Relations, Toronto, (416) 955-7803